Exhibit 12

The Gillette Company

Ratio of Earnings to Fixed Charges

Dollars in millions	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before income taxes	$2,384	1,964	1,752	1,342	1,288
Interest expense	54	54	84	145	223
Interest portion of rental expense	36	41	43	31	25
Amortization of capitalized interest	9	10	10	9	6

Earnings available for fixed charges	$2,483	2,069	1,889	1,527	1,542

Fixed Charges:
Interest expense	$54	54	84	145	223
Interest capitalized	4	2	4	11	23
Interest portion of rental expense	36	41	43	31	25

Total fixed charges	$94	97	131	187	271

Ratio of Earnings to Fixed Charges	26.4	21.4	14.5	8.2	5.7